UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Seagate Technology
(Name of Issuer)
Common Shares, par value $0.00001
(Title of Class of Securities)
G7945J104
(CUSIP Number)
Dr. C.S. Park, Chief Executive Officer
Maxtor Corporation
500 McCarthy Boulevard,
Milpitas, California 95035

Copies to:

William O. Sweeney, Esq. Vice President, General Counsel and Secretary Maxtor Corporation 500 McCarthy Boulevard Milpitas, California 95035 (408) 894-5000	Diane Holt Frankle, Esq. DLA Piper Rudnick Gray Cary US LLP 2000 University Avenue East Palo Alto, California 94303 (650) 833-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 20, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	G7945J104

1	NAMES OF REPORTING PERSONS: Maxtor Corporation

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
77-0123732

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		79,058,058 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

79,058,058 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

(1) 79,058,058 common shares of Seagate Technology (“Seagate”) are subject to the Voting Agreements between Maxtor Corporation and certain holders of Seagate common shares, as described in Items 3 and 4 below. All of such shares were outstanding on April 11, 2006, the record date for the Seagate Extraordinary General Meeting of Shareholders to be held on May 17, 2006. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Maxtor Corporation that it is the beneficial owner of any of the Common Shares of Seagate referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”), or for any purpose, and such beneficial ownership is expressly disclaimed.

(2) Based upon 492,954,749 Seagate common shares outstanding on April 11, 2006, the record date for the Seagate Extraordinary General Meeting of Shareholders to be held on May 17, 2006 (as represented by Seagate in the joint proxy statement/prospectus filed with the Securities Exchange Commission on April 14, 2006).

(Page 2 of 8 Pages)

Item 1. Security and Issuer
     This statement on Schedule 13D relates to the common shares, par value $0.00001 per share (the “Seagate Common Shares”), of Seagate Technology, a Cayman Islands corporation (“Seagate” or the “Issuer”). The principal U.S. executive office of Seagate is located at 920 Disc Drive, Scotts Valley, California, 95066.
Item 2. Identity and Background
     The name of the person filing this statement is Maxtor Corporation, a Delaware corporation (“Maxtor”). The address of the principal office and principal business of Maxtor is 500 McCarthy Boulevard, Milpitas, California 95035 and its telephone number at that address is (408) 894-5000. Maxtor is one of the world’s leading suppliers of information storage solutions. Maxtor has an expansive line of storage products for desktop computers, near-line storage, high-performance Intel-based servers and consumer electronics.
     (a) – (c) Set forth in Schedule A hereto is (i) the name of each of the executive officers and directors of Maxtor, (ii) the residence or business address of each of the executive officers and directors of Maxtor, (iii) present principal occupation or employment, if any, of each of the executive officers and directors of Maxtor, and the name, principal business and address of any corporation or other organization in which such employment is conducted, in each case of the date hereof. The address of the executive offices of Maxtor is the same address as the address of Maxtor’s principal business.
     (d) During the past five years, neither Maxtor nor, to Maxtor’s knowledge, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the past five years, neither Maxtor nor, to Maxtor’s knowledge, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) To the knowledge of Maxtor, the citizenship of each of the individuals set forth on Schedule A hereto is listed therein.
Item 3. Source and Amount of Funds or Other Consideration
     As a condition and an inducement to Maxtor’s willingness to enter into the Merger Agreement (as described in Item 4 below) certain significant shareholders of Seagate, as well as Seagate’s directors and certain executive officers (collectively, the “Signatories”) have entered into voting agreements, each dated as of December 20, 2005 (collectively, the “Voting Agreements”), with Maxtor whereby such Signatories have agreed to vote with respect to their Seagate Common Shares, and have appointed Maxtor as such Signatories proxy and attorney-in-fact to vote their Seagate Common Shares, as described in Item 4 below.

(Page 3 of 8 Pages)

     No funds were used and no funds are to be used by Maxtor in entering into the Voting Agreements and in acquiring the proxies thereunder. The Voting Agreements and proxies were acquired by Maxtor as part of the package of agreements as described in Item 4 below.
Item 4. Purpose of Transaction
     (a) – (b) On December 20, 2005, Maxtor Corporation, a Delaware corporation (“Maxtor”) (the reporting person in this Schedule 13D), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Seagate Technology, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Seagate”), and MD Merger Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Seagate (“Merger Sub”), by which Seagate has agreed to acquire Maxtor (the “Merger”). Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each issued and outstanding share of common stock of Maxtor would be converted into the right to receive 0.37 shares of Seagate common stock. Consummation of the Merger is subject to several closing conditions, including the adoption of the Merger Agreement by the stockholders of Maxtor, the approval of the issuance of shares of Seagate common stock in the Merger by the stockholders of Seagate, and the receipt of antitrust approvals or the expiration of applicable waiting periods in certain jurisdictions. Upon completion of the Merger, Maxtor’s former stockholders will own approximately 16% of the then outstanding Seagate Common Shares, based on the number of shares of Seagate and Maxtor outstanding on April 11, 2006. Seagate’s shareholders prior to the Merger will continue to own their existing shares, which will not be affected by the Merger.
     Contemporaneously with the execution and delivery of the Merger Agreement and as a condition to Maxtor entering into the Merger Agreement, certain significant shareholders of Seagate, as well as Seagate’s directors and certain executive officers entered into voting agreements with Maxtor (the “Voting Agreements”). As of December 20, 2005, the Seagate shareholders who entered into these Voting Agreements owned an aggregate of 84,639,937 Seagate common shares, collectively representing approximately 17% of the Seagate common shares outstanding on that date. As of the record date of the Seagate Extraordinary General Meeting of Shareholders to be held on May 17, 2006, these Seagate shareholders owned an aggregate of 79,058,058 Seagate common shares, collectively representing 16.0% of the Seagate common shares outstanding on that date.
     The Seagate shareholders who are party to the Voting Agreements have agreed to vote all Seagate common shares beneficially owned by such shareholders in favor of any proposal to approve the issuance of Seagate common shares in the manner contemplated by, and subject to and in accordance with, the terms and conditions set forth in the Merger Agreement at every meeting of shareholders of Seagate called with respect to such proposal and at every postponement or adjournment of such meeting of shareholders. These Seagate shareholders have also agreed not to enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with the terms of such Voting Agreement. The agreement to vote the Seagate common shares applies to all Seagate common shares owned by

(Page 4 of 8 Pages)

such shareholders as of the record date for such proposal, regardless of whether a transfer (including an exempt transfer, as described below) of some or all of such shares occurs after the record date for such proposal.
     Pursuant to the Voting Agreements, each of these Seagate shareholders has also appointed Maxtor as such shareholder’s proxy and attorney-in-fact to vote their Seagate common shares in favor of any proposal to approve the issuance of Seagate common shares pursuant to the Merger Agreement. The proxy and power of attorney granted pursuant to each Voting Agreement is irrevocable during the term of the Voting Agreement and revokes any and all prior proxies granted by such shareholder. The power of attorney granted by each shareholder is a durable power of attorney and survives the dissolution, bankruptcy, death or incapacity of such shareholder. The proxy and power of attorney granted pursuant to each Voting Agreement terminates upon the termination of the Voting Agreement.
     Under the terms of the Voting Agreements, the Seagate shareholders party thereto may not, directly or indirectly, grant any proxies or enter into any voting trust or other agreement or arrangement that would transfer, limit or otherwise affect the rights of the shareholder with respect to the voting of any shares in respect of the proposal to approve the issuance of Seagate common shares pursuant to the Merger Agreement. Such shareholders have also agreed not to, directly or indirectly, transfer (other than an exempt transfer, as described below) any Seagate common shares, or any securities convertible into or exercisable or exchangeable for Seagate common shares, beneficially owned by such shareholder as of the date of the Voting Agreement or acquired after the date of the Voting Agreement, or any interest in the foregoing, unless the transferee executes a counterpart to the Voting Agreement, with such modifications as Maxtor may reasonably request, and agrees in writing to hold such shares, or any securities convertible into or exercisable or exchangeable for Seagate common shares, or such interest in the foregoing, subject to the terms and conditions of the Voting Agreement. The restriction on the transfer of Seagate common shares does not apply to exempt transfers, which include any (i) transfer or other grant of an economic or other pecuniary interest in or to the Seagate common shares (pursuant to the grant of an option, derivative interest or other similar arrangement), provided that the Seagate shareholder or other transferor retains all voting rights in respect of such Seagate common shares (which voting rights will remain subject to the voting obligations set forth in the Voting Agreements), (ii) transfers effected through an open market sale transaction, (iii) transfers made to an individual or entity in direct contemplation of an open market sale transaction (including a “block trade” to a broker-dealer or other similar transaction), or (iv) any transfer, other than to individuals or entities that are affiliates of a party to the Voting Agreement on the date of the Voting Agreement or the date of transfer, by a shareholder to its stockholders, partners or members in the form of pro rata dividends or distributions, whether upon liquidation or otherwise, of Seagate common shares that are immediately tradable in the hands of the transferee in open market sale transactions.
     The Voting Agreements expire upon the earlier of the termination of the Merger Agreement, the effective time of the Merger, or any modification, waiver or amendment of the Merger Agreement which results in an increase in the exchange ratio.
     (c) Not applicable

(Page 5 of 8 Pages)

     (d) Seagate has agreed to increase the size of its board by one member and to appoint Dr. C.S. Park as a director at the effective time of the Merger. In addition, the board of directors of Seagate has agreed to give consideration at the first meeting of the Seagate board of directors following the effective time of the Merger to appointing as a director of Seagate another individual who served as a director of Maxtor as of the date of the Merger Agreement.
     (e) Not applicable.
     (f) Not applicable
     (g) Not applicable.
     (h) – (i) Not applicable.
     (j) To Maxtor’s knowledge, other than described above, none.
     References to, and summaries or descriptions of, the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreements included as Exhibits 1 and 2, respectively, to this statement on Schedule 13D, which are incorporated by reference herein in their entirety where such references and descriptions appear.
     Except as set forth herein or in the exhibits attached hereto, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) – (b) As a result of the Voting Agreements, Maxtor may be deemed to be the beneficial owner of at least 79,058,058 shares of Seagate Common Stock. Such shares constitute approximately 16.0% of the outstanding shares of Seagate Common Stock, based on the outstanding capitalization of the Seagate as of April 11, 2006, the record date for the Seagate Extraordinary General Meeting of Shareholders to be held on May 17, 2006, as represented by Seagate in the joint proxy statement/prospectus filed with the Securities Exchange Commission on April 14, 2006.
     Maxtor has the power to vote up to the 79,058,058 Seagate Common Shares for the limited purposes described above under the Voting Agreements. Maxtor does not have the power to dispose or to direct the disposition of any such Seagate Common Shares pursuant to the Voting Agreements. Other than the limited voting rights described in Items 3 and 4 above, Maxtor (i) is not entitled to any rights as a stockholder of Seagate as to the Common Shares covered by the Voting Agreements and (ii) disclaims any beneficial ownership of the Seagate Common Shares which are covered by the Voting Agreements.
     To Maxtor’s knowledge, no shares of Seagate Common Stock are beneficially owned by any of the persons named in Schedule A.

(Page 6 of 8 Pages)

     (c) Neither Maxtor nor, to Maxtor’s knowledge, any person named in Schedule A, has effected any transaction in the Seagate Common Stock during the past 60 days.
     (d) To the knowledge of Maxtor, no other persons (other than the Signatories) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities reported to this statement on Schedule 13D.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Other than the Merger Agreement, the Voting Agreements or as described in the Merger Agreement, to the knowledge of Maxtor, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Seagate, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of December 20, 2005, by and among Seagate, MD Merger Corporation, and Maxtor Corporation (incorporated by reference to Exhibit 2.1 of Maxtor’s Current Report on Form 8-K, filed December 22, 2005)

Exhibit 2	Form of Voting Agreement, dated December 20, 2005, by and among Maxtor Corporation and the persons listed on Schedule I (incorporated by reference to Exhibit 99.1 of Maxtor’s Current Report on Form 8-K, filed December 22, 2005)

(Page 7 of 8 Pages)

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 1, 2006

Maxtor Corporation
/s/ Duston M. Williams
Name:	Duston M. Williams
Its: Executive Vice President, Finance and Chief Financial Officer

EXHIBITS

Exhibit 1	Agreement and Plan of Merger, dated as of December 20, 2005, by and among Seagate, MD Merger Corporation, and Maxtor Corporation (incorporated by reference to Exhibit 2.1 of Maxtor’s Current Report on Form 8-K, filed December 22, 2005)

Exhibit 2	Form of Voting Agreement, dated December 20, 2005, by and among Maxtor Corporation and the persons listed on Schedule I (incorporated by reference to Exhibit 99.1 of Maxtor’s Current Report on Form 8-K, filed December 22, 2005)

(Page 8 of 8 Pages)

Schedule A

Name	Residence or Business Address	Present Principal Occupation or Employment	Nationality
Dr. C.S. Park	c/o Maxtor Corporation	Chairman and Chief Executive Officer	USA
	500 McCarthy Blvd.	Maxtor Corporation
	Milpitas, CA 95035	500 McCarthy Blvd.
Milpitas, CA 95035

Michael J. Wingert	c/o Maxtor Corporation	President and Chief Operating Officer	USA
	500 McCarthy Blvd.	Maxtor Corporation
	Milpitas, CA 95035	500 McCarthy Blvd.
Milpitas, CA 95035

Duston M. Williams	c/o Maxtor Corporation	Executive Vice President, Finance and	USA
	500 McCarthy Blvd.	Chief Financial Officer
	Milpitas, CA 95035	Maxtor Corporation
500 McCarthy Blvd.
Milpitas, CA 95035

Fariba Danesh	c/o Maxtor Corporation	Executive Vice President, Operations	USA
	500 McCarthy Blvd.	Maxtor Corporation
	Milpitas, CA 95035	500 McCarthy Blvd.
Milpitas, CA 95035

Kurt Richarz	c/o Maxtor Corporation	Senior Vice President, Worldwide Sales	USA
	500 McCarthy Blvd.	Maxtor Corporation
	Milpitas, CA 95035	500 McCarthy Blvd.
Milpitas, CA 95035

David L. Beaver	c/o Maxtor Corporation	Senior Vice President, Worldwide Materials	USA
	500 McCarthy Blvd.	and Chief Procurement Officer
	Milpitas, CA 95035	Maxtor Corporation
500 McCarthy Blvd.
Milpitas, CA 95035

Name	Residence or Business Address	Present Principal Occupation or Employment	Nationality
William Sweeney	c/o Maxtor Corporation	Vice President, General Counsel and Secretary	USA
	500 McCarthy Blvd.	Maxtor Corporation
	Milpitas, CA 95035	500 McCarthy Blvd.
Milpitas, CA 95035

Kimberly Alexy	c/o Maxtor Corporation	Principal Investor	USA
	500 McCarthy Blvd.	Alexy Capital Management
	Milpitas, CA 95035	c/o Maxtor Corporation
500 McCarthy Blvd.
Milpitas, CA 95035

Richard E. Allen	c/o Maxtor Corporation	Self-Employed Consultant	USA
	500 McCarthy Blvd.	c/o Maxtor Corporation
	Milpitas, CA 95035	500 McCarthy Blvd.
Milpitas, CA 95035

Charles M. Boesenberg	c/o NetIQ Corporation	Chief Executive Officer and Chairman	USA
	3553 N. First Street	NetIQ Corporation
	San Jose, CA 95134	3553 N. First Street
San Jose, CA 95134

Michael R. Cannon	c/o Solectron Corporation	President, Chief Executive Officer	USA
	847 Gibraltar Drive	Solectron Corporation
	Milpitas, CA 95035	847 Gibraltar Drive
Milpitas, CA 95035

Charles F. Christ	c/o Dot Hill Systems Corp.	Chairman	USA
	2200 Faraday Ave., Ste. 100	Dot Hill Systems Corp.
	Carlsbad, CA 92008	2200 Faraday Ave., Ste. 100
Carlsbad, CA 92008

Name	Residence or Business Address	Present Principal Occupation or Employment	Nationality
Charles Hill	c/o Maxtor Corporation	Senior Research Fellow	USA
	500 McCarthy Blvd.	Hoover Institution
	Milpitas, CA 95035	Stanford University
Stanford, CA 94305-6010
and
Distinguished Fellow in International Studies and Lecturer
Yale University
New Haven, CT 06520

Gregory E. Myers	c/o Maxtor Corporation	Private Investor	USA
	500 McCarthy Blvd.	c/o Maxtor Corporation
	Milpitas, CA 95035	500 McCarthy Blvd.
Milpitas, CA 95035